August 5, 2016

Ms. Shannon Sobotka

Staff Accountant

Office of Real Estate and Commodities

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E. Mail Stop 3233

Washington, D.C. 20549

Re:	DCT Industrial Trust Inc.

DCT Industrial Operating Partnership LP

Form 10-K for the year ended December 31, 2015

Filed February 19, 2016

File No. 001-33201

File No. 333-195185

Dear Ms. Sobotka:

We are writing in response to your letter dated August 1, 2016, setting forth the comment of the staff of the Division of Corporation Finance (the “Staff”) on the Annual Report on Form 10-K for the year ended December 31, 2015 of DCT Industrial Trust Inc. and DCT Industrial Operating Partnership LP (the “Company”). We have considered the Staff’s comment and our response is set forth below. To facilitate the Staff’s review, we have reproduced the Staff’s comment in bold print.

Form 8-K filed February 4, 2016

Exhibit 99.1

1.	We note you have presented NOI on a same store basis. Please explain to us your basis for referring to your same store NOI as GAAP basis when NOI is a non-GAAP measure.

The term “same store NOI on a GAAP basis” has been used to differentiate the measure from same store NOI on a cash basis and to communicate that in the determination of NOI we use rental revenues calculated in accordance with generally accepted accounting principles. In future filings, we will revise our disclosure to remove the reference “on a GAAP basis” from this performance measure as we did in Exhibit 99.1 to our Form 8-K filed on August 4, 2016.

In our Form 8-K filed on August 4, 2016, Exhibit 99.1, File No. 001-33201 and 333-195185 we described this performance measure as same store NOI on a straight-line basis.

Ms. Sobotka

United States Securities and Exchange Commission

August 5, 2016

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (303) 226-1488 if you have any questions or require additional information.

Sincerely,

/s/ Matthew T. Murphy
Matthew T. Murphy Chief Financial Officer